UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2014
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated August 25, 2014, announcing the date for the Company's Annual General Meeting of Shareholders.
Attached as Exhibit 2 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of the Company, which will be held on September 10, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: August 25, 2014	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE:NAO) Announces Date for its 2014 Annual General Meeting of Shareholders

Hamilton, Bermuda, August 25, 2014

Nordic American Offshore Ltd. (the "Company" or "NAO") (NYSE: NAO) today announced that its Board of Directors (the "Board") has scheduled the Company's 2014 Annual General Meeting of Shareholders (the "Meeting"), to be held on September 10, 2014 at 12:00 p.m. in Copenhagen, Denmark.  The Board has set a record date of August 12, 2014 for the determination of the Company's shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company's Notice of the Meeting and Proxy Statement were furnished to the Securities and Exchange Commission (the "Commission") on August 25, 2014, on the Commission's website at www.sec.gov, and may also be found on the Company's website at www.naoffshore.com.

The Company's 2013 Annual Report, which includes the Company's audited balance sheet and related statement of operations from October 17, 2013 (inception) to December 31, 2013, is available on the Company's website at www.naoffshore.com. Any shareholder may receive a hard copy of the Company's 2013 Annual Report or Proxy Statement, free of charge upon request.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact Information
Scandic American Shipping Ltd.
Manager for:
Nordic American Offshore Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nao@scandicamerican.com

Tor-Øyvind Bjørkli, Chief Executive Officer
Nordic American Offshore Ltd.
Tel: +47 90 62 70 14

Turid M. Sørensen, Chief Financial Officer
Nordic American Offshore Ltd.
Tel: +47 90 57 29 27

Jacob Ellefsen, Manager, IR and Research, Monaco
Nordic American Offshore Ltd.
Tel: + 377 93 25 89 07 or + 33 678 631 959

Gary J. Wolfe
Seward & Kissel LLP, New York, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 2

Nordic American Offshore Ltd.
August 22, 2014

TO THE SHAREHOLDERS OF NORDIC AMERICAN OFFSHORE LTD.
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Offshore Ltd. (the "Company") and related materials.  The Annual General Meeting will be held at the Radisson Blu Royal Hotel, Hammerichsgade 1, Copenhagen, Denmark on September 10, 2014, at 12:00 p.m. local time (the "Meeting").
At the Meeting, the shareholders of the Company will consider and vote upon proposals:
1.	To elect one Class A director to serve on the Board of Directors until the 2017 Annual General Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of KPMG AS, Sørkedalsveien 6, 0306 Oslo, Norway as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required in order to adopt the proposals: (1) The adoption of Proposal One requires the affirmative vote of a plurality, that is, more "yes" votes than any other nominee, of the votes cast at the Meeting, either in person or by proxy; and (2) The adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. To constitute a quorum, there must be present either in person or by proxy shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such a meeting We urge you to vote in favor of both of the Proposals.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Herbjørn Hansson
Executive Chairman

NORDIC AMERICAN OFFSHORE LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2014

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Offshore Ltd. (the "Company") will be held on September 10, 2014 at 12:00 p.m. local time at the Radisson Blu Royal Hotel, Hammerichsgade 1, Copenhagen, Denmark for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect one Class A director to serve on the Board of Directors until the 2017 Annual General Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of KPMG AS, Sørkedalsveien 6, 0306 Oslo, Norway as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company's Board of Directors has fixed the close of business on August 12, 2014 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on August 12, 2014.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

By Order Of The Board Of Directors

Turid M. Sørensen
Secretary
August 22, 2014
 Hamilton, Bermuda

NORDIC AMERICAN OFFSHORE LTD.

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON SEPTEMBER 10, 2014
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Offshore Ltd., a Marshall Islands corporation (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held on September 10, 2014 at 12:00 p.m. local time at the Radisson Blu Royal Hotel, Hammerichsgade 1, Copenhagen, Denmark, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 12, 2014 (the "Record Date"), the Company had outstanding 23,431,370 common shares, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAO."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at Leif Weldingsvei 20, P.O. Box 56, N-3201, Sandefjord, Norway, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF A DIRECTOR
The Board is divided into three classes. After the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified or until his earlier resignation or removal. The term of our Class A Director expires at the Meeting. The term of the newly elected Class A Director will expire at the Company's 2017 Annual General Meeting of Shareholders. The Board has nominated the person listed below for re-election or election as a Class A Director.
Set forth below is information concerning the nominee for Director.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee For Election To The Company's Board Of Directors
Information concerning the nominee for Director is set forth below:
Name	Age	Position
David M. Workman	53	Class A Director

David M. Workman has served as the Company's Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

For your convenience we provide the biographies of the other members of the Board, Chief Executive Officer and the Secretary of the Company.
Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and has studied at Harvard Business School. He has been our Executive Chairman since the inception of the Company on October 17, 2013.
 In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers, working in the oil and offshore industry. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation for an enterprise value of $780.0 million. He continued to work with Teekay, until he started working full-time for Nordic American Tankers Limited ("NAT") on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995, when NAT was listed on the NYSE.  Since then, NAT has paid dividends 67 times, with total dividend payments of $44.90 per share from the fourth quarter of 1997 to the present.  He also has been a member of various governing bodies of companies within shipping, offshore PSV business, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Paul J. Hopkins, Class B Director
Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.
James Kelly, Class B Director
James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.
Marianne Lie, Class C Director
Marianne Lie has served as our Class C director since December 2013. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. For several years she was a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.
Tor-Øyvind Bjørkli, Chief Executive Officer
Tor-Øyvind Bjørkli has been the Company's Chief Executive Officer since April 1, 2014.  Mr. Bjørkli graduated from Vestfold University College with a Bachelor of Science degree in Marine Engineering in 1992. He completed the Royal Norwegian Naval Officer Training School in 1993 and his Master of Science degree at Norwegian University of Science and Technology in 1999. For the last eight years he has been a Partner with RS Platou ASA's offshore sale and purchase and newbuilding division. Before joining RS Platou ASA, a major international offshore and shipbroking firm, he held the position as a Surveyor with the classification society, Det Norske Veritas' (DNV GL) in the Miami office.

Turid M. Sørensen, Chief Financial Officer and Secretary
Turid M. Sørensen has 29 years of experience in the shipping industry. She has been our Chief Financial Officer since our inception on October 17, 2013.  She has been serving as the Chief Financial Officer of NAT since February 6, 2006 and as both the Chief Financial Officer and Executive Vice President of NAT since June 1, 2012.  Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, an M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and has completed an Advanced Management Program from Harvard Business School.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee, consisting of two independent Directors.  The members of the Audit Committee are Marianne Lie, who serves as Audit Committee Chairman, and Paul J. Hopkins.
Officers.  Herbjørn Hansson serves as the Company's Executive Chairman.  Tor-Øyvind Bjørkli is the Company's Chief Executive Officer. Turid M. Sørensen is the Company's Chief Financial Officer and Secretary.
Required Vote.  Provided that a quorum is present, approval of Proposal One will require the affirmative vote of a plurality, that is, more "yes" votes than any other nominee, of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the appointment of KPMG AS, Sørkedalsveien 6, 0306 Oslo, Norway as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.
KPMG AS, Sørkedalsveien 6, 0306 Oslo, Norway has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Provided that a quorum is present, approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.
Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free:  (877) 274-8654
 info@okapipartners.com
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Turid M. Sørensen
Secretary

August 22, 2014
Hamilton, Bermuda

Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court 22 Victoria Street
Hamilton HM EX Bermuda

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
1
1

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
01 David M. Workman	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal 2:

NOTE: To transact other such business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000218374_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

NORDIC AMERICAN OFFSHORE LTD
Annual Meeting of Shareholders
September 10, 2014 12:00 PM, Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Herbjorn Hansson with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of NORDIC AMERICAN OFFSHORE LTD that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at the Radisson Blu Royal Hotel, Hammerichsgade 1, Copenhagen, Denmark on September 10, 2014, at 12:00 p.m. local time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000218374_2 R1.0.0.51160